As filed with the Securities and Exchange Commission on September 4, 2020.

Registration No. 333-248001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to:

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Amesite Operating Company
(to be renamed “Amesite Inc.” upon completion of the Reorganization)

(Exact name of registrant as specified in its charter)

Delaware	7372	82-3431717
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

607 Shelby Street, Suite 700 PMB 214

Detroit, MI 48226
(734) 876-8130
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ann Marie Sastry, Ph.D.
Chief Executive Officer
Amesite Operating Company
607 Shelby Street, Suite 700 PMB 214

Detroit, MI 48226

(734) 876-8130
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard A. Friedman Alexander T. Yarbrough Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 (212) 653-8700	Michael Ference Avital Perlman Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 37th Floor New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-248001) (the “Registration Statement”) of Amesite Operating Company is being filed solely for the purpose of filing certain exhibits as indicated in Part II of this Amendment. This Amendment does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$2,314
FINRA filing fee	$1,174
Nasdaq Capital Market initial listing fee	$75,000
Accounting fees and expenses	$200,000
Legal fees and expenses	$350,000
Printing and engraving expenses	$10,000
Miscellaneous	$1,512
Total	$640,000

Item 14.    Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

Our certificate of incorporation provides that to the fullest extent permitted by the General Corporation Law, a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our bylaws provide that we shall indemnify and hold harmless our directors and officers to the fullest extent permitted by applicable law, except that we will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by our board of directors. Under our bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Our bylaws provide that we will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of or otherwise.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

In addition to the indemnification obligations required by our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought or threatened to be brought against them by reason of the fact that they are or were our agents.

As a condition to the Merger, we also entered into a Pre-Merger Indemnity Agreement with our former officers and directors, pursuant to which we agreed to indemnify such former officers and directors for actions taken by them in their official capacities relating to the consideration, approval and consummation of the Merger and certain related transactions.

We expect to obtain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these certificate of incorporation provisions, bylaw provisions, indemnification agreements and the insurance are necessary to attract and retain qualified persons as directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Item 15.    Recent Sales of Unregistered Securities

Set forth below is information regarding securities issued or granted by us within the past three years that were not registered under the Securities Act:

Sales of Unregistered Securities of Amesite Operating Company

The following list sets forth information as to all securities Amesite Operating Company sold from since inception, which were not registered under the Securities Act. The following description is historical and has not been adjusted to give effect to the Merger effectuated in March 2018 or the share conversion ratio pursuant to the Merger Agreement.

On November 14, 2017, we issued an aggregate of 4,000,000 shares of Class B common stock at a price per share of $0.0001 for aggregate gross consideration of approximately $400 to 1 accredited investor.

On April 27, 2018 we issued 1,000 shares of our common stock to Amesite Parent in connection an Agreement and Plan of Merger, dated April 27, 2018. As a result, we became a wholly-owned subsidiary of Amesite Parent.

Sales of Unregistered Securities of Amesite Parent

On April 2, 2018, Amesite Parent issued 33,333 shares of common stock to its legal counsel in connection with services rendered to Amesite Parent pre-Merger.

On April 27, 2018 and June 8, 2018 in connection with a private placement, Amesite Parent issued an aggregate of 2,921,145 shares of common stock at a price of $1.50 per share to accredited investors for aggregate gross proceeds of approximately $4.4 million. On April 27, 2018 and June 8, 2018 in connection with the Private Placement, Amesite Parent issued warrants to purchase an aggregate of 212,665 and 79,449 shares, respectively, of common stock to the offering placement agents, at an exercise price of $1.50 per share.

On April 27, 2018, pursuant to the terms of the Merger Agreement, all of the shares of capital stock of Amesite Operating Company, including restricted common stock issued by Amesite Operating Company to its pre-Merger stockholders (which outstanding amounts were first converted into shares of Amesite Operating Company common stock immediately prior to the Effective Time of the Merger), were converted into an aggregate of 5,833,333 shares of Amesite Parent’s common stock after adjustments due to rounding for fractional shares. In addition, Amesite Parent assumed all outstanding equity awards to purchase Amesite Operating Company common stock that remained outstanding under the 2017 Plan, whether vested or unvested, and converted them into equity awards to purchase an aggregate of 1,288,195 shares of our common stock.

On April 27, 2018, in connection with the Insider Investment, Amesite Parent issued 895,829 shares of common stock at a price of $1.20 to accredited investors for aggregate gross proceeds of approximately $1.07 million.

On July 13, 2018, Amesite Parent issued 340,278 restricted shares of common stock in exchange for consulting services provided during the period ended June 30, 2018, and for future services unrendered.

On June 11, 2019, Amesite Parent issued a warrant to purchase up to 1,479,078 shares of Amesite Parent common stock, par value $0.0001 per share (the “Warrant”) to an accredited investor for advisory services rendered. The Warrant is exercisable at $1.50 per share, subject to adjustment, and has a term of five (5) years.

On July 29, 2019, Amesite Parent granted a director 75,000 options to purchase common stock in connection with her appointment to the board or directors. These options carry an exercise price of $2.00 per share.

From August 2019 to December 2019, Amesite Parent soled and issued an aggregate of 2,741,235 shares of common stock to accredited investors in a private placement. Amesite Parent will issue warrants to the placement agent in the offering to purchase up to 274,123 shares of Amesite Parent’s common stock (10% of the total securities sold in the offering), with an exercise price equal to $2.00 per share.

On April 21, 2020, May 6, 2020, and May 22, 2020, Amesite Parent entered into note purchase agreements (the “Purchase Agreements”) with certain accredited investors in connection with the offering and sale of unsecured convertible promissory notes with an aggregate principal amount of $2,182,500, before deducting referral fees payable to a FINRA-registered broker/dealer and other offering expenses in connection with the closing of a private placement offering.

On May 21, 2020, Amesite Parent issued 525,000 options to purchase common stock to its Chief Executive Officer in connection with her Executive Agreement. These options carry an exercise price of $2.00 per share.

On May 22, 2020 Amesite Parent issued an aggregate of 960,000 options to purchase common stock to its directors in consideration for their service its board of directors. These options carry an exercise price of $2.00 per share.

On June 29, 2020, Amesite Parent issued 15,000 options to purchase common stock to an employee of the Company. These options carry an exercise price of $2.00 per share.

On July 7, 2020, Amesite Parent issued 50,000 options to purchase common stock to its Chief Financial Officer in connection with his employment agreement. These options carry an exercise price of $2.00 per share.

The transactions described above, including those to be issued in connection with the Reorganization, are exempt from registration under Section 4(a)(2) of the Securities Act (or Rule 506 of Regulation D) as not involving any public offering.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1*	Agreement and Plan of Merger and Reorganization, dated April 26, 2018, by and among Lola One Acquisition Corporation, Acquisition Sub, a Delaware corporation and wholly-owned subsidiary of Amesite Parent, and Amesite Operating Company, a Delaware corporation.
2.2*	Form of Agreement and Plan of Merger and Reorganization, dated July 14, 2020, by and between Amesite Operating Company, a Delaware corporation, and Amesite Inc., a Delaware corporation.
3.1*	Certificate of Merger relating to the merger of Lola One Acquisition Corporation with and into Amesite Operating Company, filed with the Secretary of State of the State of Delaware on April 26, 2018, effective on April 27, 2018.
3.2*	Form of Certificate of Merger relating to the merger of Amesite Inc. with and into Amesite Operating Company, to be filed with the Secretary of State of the State of Delaware.
3.3*	Amended and Restated Certificate of Incorporation, as currently in effect.
3.4*	Amended and Restated Certificate of Incorporation of Amesite Parent, as currently in effect.
3.5*	Second Amended and Restated Certificate of Incorporation, to be in effect after the completion of the Reorganization
3.6*	Bylaws, as currently in effect.
3.7*	Amended and restated Bylaws, to be in effect after the completion of the Reorganization
4.1*	Specimen Stock Certificate evidencing the shares of common stock
4.2*	Form of Underwriter’s warrant
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1*	Form of Subscription Agreement
10.2*	Form of Registration Rights Agreement
10.3*	Form of Amended and Restated Registration Rights Agreement, dated February 14, 2020
10.4*	Form of Amended and Restated Registration Rights Agreement, dated April 14, 2020
10.5*	Form of Purchase Agreement
10.6*	Form of Unsecured Convertible Promissory Note
10.7*+	2017 Equity Incentive Plan and forms of award agreements thereunder, assumed in the Reorganization
10.8*+	2018 Equity Incentive Plan and forms of award agreements thereunder, assumed in the Reorganization.
10.9*+	Employment Agreement dated as of November 14, 2017 by and between Amesite Operating Company and Ann Marie Sastry, Ph.D.
10.10*	Lease Agreement dated as of November 13, 2017 by and between Amesite Operating Company and 205-207 East Washington, LLC.
10.11*+	Employment Agreement dated as of April 27, 2018 by and between the Company and Ann Marie Sastry.
10.12*+	Executive Agreement, effective as of June 1, 2020, by and between the Company and Ann Marie Sastry.
10.13*	Form of Lock-up Agreement
10.14*	Consulting Agreement by between the Company and Richard DiBartolomeo
10.15*	Employment Offer Letter, dated July 14, 2020, by and between the Company and Richard DiBartolomeo
23.1^	Consent of Deloitte & Touche LLP
23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1^	Power of Attorney (included on the signature page hereto)

*	filed herewith.
**	to be filed by amendment.
^	Previously filed.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	Provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(7)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Detroit, State of Michigan, on the 4th day of September, 2020.

Amesite Operating Company

By:	/s/ Ann Marie Sastry, Ph.D.
Ann Marie Sastry, Ph.D.
Its:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ann Marie Sastry, Ph.D.	Chief Executive Officer, President and Chairman of the Board	September 4, 2020
Ann Marie Sastry, Ph.D.	(Principal Executive Officer)

*	Chief Financial Officer	September 4, 2020
Richard D. DiBartolomeo	(Principal Financial Officer and Principal Accounting Officer)

*	Director	September 4, 2020
Anthony M. Barkett

*	Director	September 4, 2020
Barbie Brewer

*	Director	September 4, 2020
Michael Losh

*	Director	September 4, 2020
Richard T. Ogawa

*	Director	September 4, 2020
Gilbert S. Omenn, M.D., Ph.D.

* By:	/s/ Ann Marie Sastry, Ph.D.
Ann Marie Sastry, Ph.D., Attorney-in-fact